Exhibit (a)(5)(NN)

Nano Dimension Announces Expiration of Special Partial Tender Offer for Ordinary Shares of Stratasys; Offer Condition Was Not Satisfied

Stratasys Board’s Refusal to Redeem Poison Pill Blocked Nano’s Ability to Complete Special Tender Offer

Stratasys Shares That Have Been Tendered to Nano Will be Returned Promptly to Their Owners

As Announced on July 28th, 2023, Nano Has Withdrawn its Director Nominees for Stratasys Board

Nano Will Proceed with Alternative M&A Plans

Waltham, Mass., Aug. 01, 2023 (GLOBE NEWSWIRE) — Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension”, “Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, which owns approximately 14.1% of Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys”) and is the Company’s largest shareholder, today announced the expiration of its special partial tender offer (the “offer”) to purchase between 31.9% and 36.9% of the outstanding ordinary shares of Stratasys for $25.00 per share, less any required withholding taxes and without interest. It had been a condition of the offer that Nano would own following the offer at least 46% of the issued and outstanding shares of Stratasys, inclusive of the approximately 14.1% of Stratasys shares already owned by Nano.

Based on information provided by Computershare Trust Company, N.A., the depositary for the special tender offer, as of 11:59 p.m., New York time, on July 31st, 2023, 3,408,322 Stratasys shares had been validly tendered and not properly withdrawn pursuant to the Offer and 445,533 Stratasys shares had been tendered pursuant to Notices of Guaranteed Delivery, representing approximately 5.6% of the outstanding Stratasys shares, which was below the required 46% minimum condition. Nano has not waived the minimum condition. Additionally, as anticipated, the rights plan condition of the offer was not met in part due to the Stratasys Board’s refusal to redeem or terminate its shareholder rights plan (“poison pill”). Nano determined that accepting shares in the offer would likely trigger the poison pill and has not waived such condition to accepting tendered shares.

The offer expired on July 31st, 2023, at 11:59 p.m. New York time, and Nano has determined not to accept any of the tendered shares. Accordingly, Nano has instructed the depositary to promptly return all Stratasys shares validly tendered and not properly withdrawn.

As previously announced on July 28th, Nano has withdrawn its director nominees for the Stratasys Board of Directors. The Company also intends to review its investment in Stratasys, including a possible sale of its existing 14.1% holdings in the open market, and pursue alternative M&A opportunities.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing — by delivering solutions that convert digital designs to electronic or mechanical devices — on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The Company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications — from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its plans to proceed with alternative M&A opportunities and its plans to review its investment in Stratasys, including selling its existing holdings in Stratasys. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACT

Kal Goldberg/Bryan Locke/Kelsey Markovich | NanoDimension@fgsglobal.com